ORCA CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Investment banking	$	65,657
Interest and dividends		12
Other revenue		17,863
Total Revenue		83,532
Expenses:		
Employee compensation and benefits		180,334
Occupancy and equipment		58,473
Professional fees		53,325
Industry dues and subscriptions		42,456
Travel expenses		30,082
Communications and data processing		21,568
Advertising and marketing		3,121
License and registration		3,465
Other expenses		30,561
Total Expenses		423,385
Net loss	$	(339,853)

See accompanying notes.